Exhibit 99.1

10 November 2021

PureTech Health plc

PureTech Receives Approximately $100 Million from Sale of a Portion of Founded Entity Shares

PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”), a clinical-stage biotherapeutics company, today announces that it has sold 750,000 shares of its Founded Entity, Karuna Therapeutics (“Karuna,” Nasdaq: KRTX), through a block trade executed by Morgan Stanley & Co. LLC for cash consideration of approximately $100 million (the “Transaction”). PureTech intends to use the proceeds from the Transaction to further the advancement and growth of the Company and will update its cash runway guidance in due course.

Following the Transaction, PureTech continues to hold 1,656,564 of Karuna common stock, which is equal to approximately 5.6% of Karuna’s outstanding shares as of September 30, 2021. PureTech is eligible to receive certain payments from Karuna under its license agreement, including sublicense payments and royalties on any sales of KarXT.

The Transaction constitutes a class 2 transaction for the purposes of the UK Financial Conduct Authority’s Listing Rules.

About Karuna Therapeutics

Karuna Therapeutics is a clinical-stage biopharmaceutical company driven to create and deliver transformative medicines for people living with psychiatric and neurological conditions. Karuna understands there is a need for differentiated and more effective treatments that can help patients navigate the challenges presented by these severe and disabling disorders. Utilizing its extensive knowledge of neuroscience, Karuna is harnessing the untapped potential of the brain in pursuit of novel pathways to develop medicines that make meaningful differences in peoples’ lives. For more information, please visit www.karunatx.com.

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to discovering, developing and commercializing highly differentiated medicines for devastating diseases, including inflammatory, fibrotic and immunological conditions, intractable cancers, lymphatic and gastrointestinal diseases and neurological and neuropsychological disorders, among others. The Company has created a broad and deep pipeline through the expertise of its experienced research and development team and its extensive network of scientists, clinicians and industry leaders. This pipeline, which is being advanced both internally and through PureTech’s Founded Entities, is comprised of 25 therapeutics and therapeutic candidates, including two that have received both U.S. FDA clearance and European marketing authorization, as of the date of PureTech’s most recently filed Half Year Report and corresponding Form 6-K. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points based on the Company’s unique insights into the biology of the brain, immune and gut, or BIG, systems and the interface between those systems, referred to as the BIG Axis.

For more information, visit www.puretechhealth.com or connect with us on Twitter @puretechh.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact, including the Company’s intentions as to the use of the proceeds from the Transaction, should be considered forward-looking statements. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, those risks, uncertainties and other important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact: Investors	EU media
Allison Mead Talbot +1 617 651 3156 amt@puretechhealth.com	Ben Atwell, Rob Winder +44 (0) 20 3727 1000 ben.atwell@FTIconsulting.com